                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. ___)


                                 SuperGen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  637184 10 - 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jose M. de Lasa
                          Senior Vice President, Secretary
                               and General Counsel
                               Abbott Laboratories
                               100 Abbott Park Road
                          Abbott Park, Illinois 60064-3500
                                  (847) 937-6100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                                  December 21, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

CUSIP NO.:637184 10 -8 13D

1    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Abbott Laboratories (# 36-0698440)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) (_) (b) (_)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
           WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)             (_)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                         24,156,971 shares of Common Stock
NUMBER OF                    ---------------------------------------------------
SHARES                       8     SHARED VOTING POWER
BENEFICIALLY                             0
OWNED BY                     ---------------------------------------------------
EACH                         9     SOLE DISPOSITIVE POWER
REPORTING                                24,156,971 shares of Common Stock
PERSON                       ---------------------------------------------------
WITH                         10    SHARED DISPOSITIVE POWER
                                         0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           24,156,971 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                (_)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of SuperGen, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2 Annabel Lane, Suite 220, San Ramon, California 94583.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c)   This statement is being filed by Abbott Laboratories, an
Illinois corporation ("Abbott"). Abbott's principal offices are located at 100 Abbott Park Road, Abbott Park, Illinois 60064. Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products and services. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth on Schedule 1 hereto.

     (d) - (e)   To the knowledge of Abbott, neither Abbott nor any of the
persons specified in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)   See (a) - (c) above.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Issuer granted Abbott an option (the "Option") under the Common Stock and Option Purchase Agreement made as of December 21, 1999 between the Issuer and Abbott (the "Equity Agreement"). The aggregate purchase price for the 24,156,971 shares of Common Stock (the "Shares") that currently are subject to the Option is $2,053,342,535. The anticipated source of the funds required to purchase the Shares is the working capital of Abbott.

ITEM 4.    PURPOSE OF THE TRANSACTION

     On December 21, 1999, the Issuer and Abbott executed the Equity Agreement and a Worldwide Sales, Distribution, and Development Agreement (the "Worldwide Agreement"). Under the terms of the Equity Agreement and the Worldwide Agreement, Abbott will make an initial equity investment in the Issuer. Additional equity investments, cash milestones and option exercises are contemplated over the life of the agreements. Pursuant to the Worldwide Agreement, Abbott will have exclusive distribution and promotion rights with respect to rubitecan outside the United States and co-promotion rights with the Issuer within the United States. Rubitecan is an oral chemotherapy compound in the camptothecin class and is currently in Phase III studies for the treatment of pancreatic cancer.

     Abbott intends to monitor its interests in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Subject to the limitations set forth in the Equity Agreement and the Worldwide Agreement, Abbott may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer's business, operations, or other affairs with the Issuer's management, board of directors, stockholders or others or take such other actions as Abbott may deem appropriate. Notwithstanding the foregoing, except as described in this
Item 4 or in Item 6 below, Abbott has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a) Abbott may be deemed to be the beneficial owner of the 24,156,971 Shares which currently are subject to the Option. Upon exercise of the Option, the shares covered by the Option will represent 49% of the total outstanding shares of Common Stock. This is discussed in greater detail in
Item 6.

     (b) After exercising the Option and at such time as any additional shareholder approval is obtained for the issuance of the additional Shares, Abbott will have the sole power to vote and to dispose of all 24,156,971 of the Shares.

     (c) Other than the execution of the Equity Agreement on December 21, 1999, Abbott has not effected any transactions in the Common Stock in the past 60 days.

     (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Reference is made to Item 4 above.

     The following summary of the principal terms of the Equity Agreement does not purport to be complete and reference is made to the full text of the agreements which are filed as exhibits to this statement and are incorporated herein by this reference.

A.   STOCK AND OPTION PURCHASE AGREEMENT (the "Equity Agreement")

     The Equity Agreement:

           (i) obligates Abbott to buy and the Issuer to sell up to $81,500,000 worth of the Issuer's Common Stock (the "Shares") and

          (ii) grants to Abbott an option to purchase (the "Option") up to forty-nine percent (49%) of the outstanding shares of Common Stock at the time of exercise of the Option.

     The exercise price of the Option is $85 per share and is subject to adjustment under Section 5.7 of the Equity Agreement. The Option is exercisable in whole or in part at any time or from time to time prior to March 31, 2003. As of December 21, 1999, the Issuer had 25,142,970 shares of Common Stock outstanding. As a result, if Abbott were to exercise the Option to the full extent, then it would be the owner of 49% of the outstanding shares of Common Stock, giving Abbott a total of 24,156,971 shares of Common Stock. The number of shares that are subject to the Option will change from time to time as the number of outstanding shares of Common Stock changes.

     Subject to the terms and conditions of the Equity Agreement, the purchase and sale of the Shares will be completed in up to nine (9) tranches (each a "Tranche," the closing date for each Tranche is referred to as a "Tranche Closing Date"), at a cash price per share that will be based upon the average of the closing bid prices of the Issuer's Common Stock over a specified number of days including the Relevant Date. Relevant Date means,
(i) in the case of the first Tranche, the business day upon which the Issuer announces the execution of the Worldwide Sales, Distribution and Development Agreement between the Issuer and Abbott (the "Worldwide Agreement"); (ii) in the case of the second Tranche, the business day upon which the condition set forth in Section 5.1(b) of the Worldwide Agreement is first satisfied; (iii) in the case of the third Tranche, the business day upon which the condition set forth in Section 5.1(b) of the Worldwide Agreement is next satisfied;
(iv) in the case of the fourth Tranche, the business day upon which the condition set forth in Section 5.1(c)(i) of the Worldwide Agreement is satisfied; (v) in the case of the fifth Tranche, the business day upon which the condition set forth in Section 5.1(c)(ii) of the Worldwide Agreement is satisfied; (vi) in the case of the sixth Tranche (which may be bifurcated into two (2) separate Tranches), the business day, or the respective business days, upon which the condition(s) set forth in Section 5.1(h) of the Worldwide Agreement is/are satisfied; (vii) in the case of the seventh Tranche (which may be bifurcated into two (2) separate Tranches), the business day, or the respective business days, upon which the condition(s) set forth in Section 5.1(j) of the Worldwide Agreement is/are satisfied;
(viii) in the case of the eighth Tranche, the business day upon which the condition set forth in Section 5.1(n) of the Worldwide Agreement is satisfied; and (ix) in the case of the ninth Tranche, the business day upon which the condition set forth in Section 5.1(p) of the Worldwide Agreement is satisfied. The number of Shares to be purchased in each Tranche will be that number of Shares which, at the purchase price specified above, are valued as near as possible to the dollar value set forth in the corresponding section of the Worldwide Agreement (which, for purposes of the first Tranche, is Section 5.1(a)). No fractions of any Shares will be allotted pursuant to the Equity Agreement and the obligations of Abbott to purchase Shares will be rounded down to the nearest whole number of Shares.

     Purchase and sale of the Shares for the first Tranche will take place in accordance with the provisions of Section 5.1(a) of the Worldwide Agreement at a closing to occur upon the satisfaction of all of the conditions set forth in Sections 6.1 and 6.2 of the Equity Agreement and Section 16.13 of the Worldwide Agreement; the purchase and sale of the Shares for the second Tranche will take place at a closing to occur on the fifth business day following the first satisfaction of the condition set forth in Section 5.1(b) of the Worldwide Agreement; the purchase and sale of the Shares for the third Tranche will take place at a closing to occur on the fifth business day following the next satisfaction of the condition set forth in Section 5.1(b) of the Worldwide Agreement; the purchase and sale of the Shares for the fourth Tranche will take place at a closing to occur on the fifth business day following satisfaction of the condition set forth in Section 5.1(c)(i) of the Worldwide Agreement; the purchase and sale of the Shares for the fifth Tranche will take place at a closing to occur on the fifth business day following satisfaction of the condition set forth in Section 5.1(c)(ii) of the Worldwide Agreement; the purchase and sale of the Shares for the sixth Tranche will take place at a closing to occur on the fifth business day following satisfaction of the condition set forth in Section 5.1(h) of the Worldwide Agreement (provided that if the sixth Tranche is bifurcated into two (2) Tranches in accordance with the terms of Section 5.1(h) of the Worldwide Agreement, each Tranche will take place at a closing to occur on the fifth business day following satisfaction of the relevant alternative condition set forth in Section 5.1(h) of the Worldwide Agreement); the purchase and sale of the Shares for the seventh Tranche will take place at a closing to occur on the fifth business day following satisfaction of the condition set forth in Section 5.1(j) of the Worldwide Agreement (provided that if the seventh Tranche is bifurcated into two (2) Tranches in accordance with the terms of Section 5.1(j) of the Worldwide Agreement, each Tranche will take place at a closing to occur on the fifth business day following satisfaction of the relevant alternative condition set forth in Section 5.1(j) of the Worldwide Agreement); the purchase and sale of the Shares for the eighth Tranche will take place at a closing to occur on the fifth business day following satisfaction of the condition set forth in Section 5.1(n) of the Worldwide Agreement; and the purchase and sale of the Shares for the ninth Tranche will take place at a closing to occur on the fifth business day following satisfaction of the condition set forth in Section 5.1(p) of the Worldwide Agreement.

     Each closing of a purchase of shares of Common Stock under the Option (an "Option Closing") will occur at the offices of the Company at 9:00 a.m. California time (or such other time and place as may be agreed by the parties) on a date designated by Purchaser in an Exercise Notice delivered not less than five (5) and not more than twenty (20) business days prior to the date of such Option Closing.

B.   Registration Rights Agreement

     If requested in writing by Abbott, the Issuer agrees to enter into a registration rights agreement, in the form attached to the Equity Agreement as Exhibit 5.10 (and attached to this Schedule 13D as Exhibit 99.2, prior to Abbott's sale of any of the Shares acquired under the Equity Agreement.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.      DESCRIPTION
-----------      -----------
99.1*            Stock and Option Purchase Agreement made as of December 21,
                 1999.
99.2             Registration Rights Agreement
99.3*            Worldwide Sales, Distribution, and Development Agreement
                 made as of December 21, 1999.


-----------------

* Portions of these documents have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

                                   SCHEDULE 1

                  Information Concerning Executive Officers and
                        Directors of Abbott Laboratories

     The current corporate officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is: Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-3500. Abbott Laboratories does not consider all of its corporate officers to be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories, and the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.



                                       POSITION/PRESENT PRINCIPAL
                                        OCCUPATION OR EMPLOYMENT
NAME                                      AND BUSINESS ADDRESS              CITIZENSHIP
-----------------------------  -------------------------------------------  -------------
CORPORATE OFFICERS
-----------------------------

Miles D. White (1)             Chairman of the Board and Chief              U.S.A.
                               Executive Officer

Robert L. Parkinson, Jr.(1)    President and Chief Operating Officer        U.S.A.

Joy A. Amundson (1)            Senior Vice President, Ross Products         U.S.A.

Chistopher B. Begley (1)       Senior Vice President,                       U.S.A.
                               Chemical & Agricultural Products

Thomas D. Brown (1)            Senior Vice President, Diagnostic            U.S.A.
                               Operations

Gary P. Coughlan (1)           Senior Vice President, Finance and Chief     U.S.A.
                               Financial Officer

Jose M. de Lasa (1)            Senior Vice President, Secretary and         U.S.A.
                               General Counsel

William G. Dempsey (1)         Senior Vice President, International         U.S.A.
                               Operations

Richard A. Gonzalez (1)        Senior Vice President, Hospital Products     U.S.A.

Arthur J. Higgins (1)          Senior Vice President, Pharmaceutical        United Kingdom
                               Operations



                                       POSITION/PRESENT PRINCIPAL
                                        OCCUPATION OR EMPLOYMENT
NAME                                      AND BUSINESS ADDRESS              CITIZENSHIP
-----------------------------  -------------------------------------------  -------------
Thomas M. Wascoe (1)           Senior Vice President, Human Resources       U.S.A.

Catherine V. Babington         Vice President, Investor Relations and       U.S.A.
                               Public Affairs

Patrick J. Balthrop            Vice President, Diagnostic Commercial        U.S.A.
                               Operations

Mark E. Barmak                 Vice President, Government Affairs           U.S.A.

Michael G. Beatrice            Vice President, Corporate                    U.S.A.
                               Regulatory and Quality Science

Christopher A. Bleck           Vice President, Pediatrics, Ross Products    U.S.A.

Douglas C. Bryant              Vice President, Diagnostic Operations,       U.S.A.
                               Asia and Pacific

Gary R. Byers                  Vice President, Internal Audit               U.S.A.

Thomas F. Chen                 Vice President, Pacific, Asia, and Africa    U.S.A.
                               Operations

Kenneth W. Farmer              Vice President, Management Information       U.S.A.
                               Services and Administration

Edward J. Fiorentino           Vice President, Pharmaceutical Products,     U.S.A.
                               Marketing and Sales

Gary L. Flynn (1)              Vice President and Controller                U.S.A.

Thomas C. Freyman              Vice President, Hospital Products            U.S.A.
                               Controller

Stephen R. Fussell             Vice President, Compensation and             U.S.A.
                               Development

David B. Goffredo              Vice President, European Operations          U.S.A.

Robert B. Hance                Vice President, Diagnostic Operations,       U.S.A.
                               Europe, Africa and Middle East



                                       POSITION/PRESENT PRINCIPAL
                                        OCCUPATION OR EMPLOYMENT
NAME                                      AND BUSINESS ADDRESS              CITIZENSHIP
-----------------------------  -------------------------------------------  -------------
Guillermo A. Herrera           Vice President, Latin America and            Colombia
                               Canada Operations

James J. Koziarz               Vice President, Diagnostic Products          U.S.A.
                               Research and Development

Elaine R. Leavenworth          Vice President, Abbott                       U.S.A.
                               HealthSystems

John M. Leonard                Vice President, Pharmaceutical               U.S.A.
                               Development

Greg W. Linder                 Vice President and Treasurer                 U.S.A.

John F. Lussen                 Vice President, Taxes                        U.S.A.

Edward L. Michael              Vice President, Diagnostic Assays and        U.S.A.
                               Systems

Daniel W. Norbeck              Vice President, Pharmaceutical Discovery     U.S.A.

Edward A. Ogunro               Vice President, Hospital Products            U.S.A.
                               Research and Development

William H. Stadtlander         Vice President, Ross Medical Nutritional     U.S.A.
                               Products

Marcia A. Thomas               Vice President, Diagnostic Quality           U.S.A.
                               Assurance and Regulatory Affairs
                               and Compliance

Steven J. Weger, Jr.           Vice President, Corporate Planning and       U.S.A.
                               Development

Susan M. Widner                Vice President, Diagnostic Operations,       U.S.A.
                               U.S. and Canada

Lance B. Wyatt                 Vice President, Corporate Engineering        U.S.A.



                                       POSITION/PRESENT PRINCIPAL
                                        OCCUPATION OR EMPLOYMENT
NAME                                      AND BUSINESS ADDRESS              CITIZENSHIP
-----------------------------  -------------------------------------------  -------------
DIRECTORS
-----------------------------

H. Laurance Fuller             Co-Chairman of the Board BP Amoco,           U.S.A.
                               p.l.c.
                               c/o Primary Business Center
                               1111 E. Warrenville Road, Suite 257
                               Naperville, Illinois 60563 (integrated
                               petroleum and chemicals company)

David A. Jones U.S.A.          Chairman of the Board Humana Inc.            U.S.A.
                               500 W. Main Street
                               Humana Building
                               Louisville, Kentucky 40201
                               (health plan business)

Jeffrey M. Leiden, M.D.,       Elkan R. Blout Professor of Biological       U.S.A.
Ph.D.                          Sciences, Harvard School of Public
                               Health, Professor of Medicine, Harvard
                               Medical School Laboratory of
                               Cardiovascular Biology,
                               677 Huntington Avenue, Building II
                               Room 117
                               Boston, Massachusetts 02115

The Rt. Hon. the Lord          Physician, Politician, and Businessman       United Kingdom
Owen CH                        78 Narrow Street
                               Limehouse, London, E14 8BP, England

Robert L. Parkinson, Jr.       Officer of Abbott                            U.S.A.

Boone Powell, Jr.              President and Chief Executive Officer        U.S.A.
                               Baylor Health Care System and Baylor
                               University Medical Center
                               3500 Gaston Avenue
                               Dallas, Texas 75246

Addison Barry Rand             Chairman and Chief Executive Officer         U.S.A.
                               Avis Rent A Car, Inc.
                               900 Old Country Road
                               Garden City, New York 11530
                               (car rental business)


                                       POSITION/PRESENT PRINCIPAL
                                        OCCUPATION OR EMPLOYMENT
NAME                                      AND BUSINESS ADDRESS              CITIZENSHIP
-----------------------------  -------------------------------------------  -------------
W. Ann Reynolds, Ph.D.         President The University of Alabama at       U.S.A.
                               Birmingham
                               Office of the President
                               Suite 1070 Administration Building
                               701 S. 20th Street
                               Birmingham, Alabama 35294-0110

Roy S. Roberts                 Vice President and Group Executive           U.S.A.
                               North American Vehicle Sales, Service
                               and Marketing
                               General Motors Corporation
                               200 Renaissance Center
                               Mail Code 482-B33-B82
                               Detroit, Michigan 48265
                               (manufacturer of motor vehicles)

William D. Smithburg           Retired Chairman, President and Chief        U.S.A.
                               Executive Officer
                               The Quaker Oats Company
                               676 N. Michigan Avenue
                               Chicago, Illinois 60611
                               (worldwide food manufacturer and
                               marketer of beverages and grain-based
                               products)

John R. Walter                 Chairman Manpower Inc. 5301 North            U.S.A.
                               Ironwood Road
                               Milwaukee, Wisconsin 53217
                               (employment services organization)

William L. Weiss               Chairman Emeritus, Ameritech                 U.S.A.
                               Corporation
                               One First National Plaza
                               Suite 2530C
                               Chicago, Illinois 60603-2006
                               (telecommunications company)

Miles D. White                 Officer of Abbott                            U.S.A.


(1) Pursuant to Item 401(b) of Regulation S-K Abbott has identified these persons as "executive officers" within the meaning of Item 401(b).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2000


ABBOTT LABORATORIES


By: /s/ Gary P. Coughlan
--------------------------------------
Name:  Gary P. Coughlan
Title: Senior Vice President, Finance
       and Chief Financial Officer